Exhibit 99.1

Transcript of Interview with Pat Altavilla, January 12, 2022

Nicole Petallides	It’s time for our spotlight now. We are spotlighting Suneva Medical. The regenerative aesthetics company announced its SPAC merger agreement this morning. Joining us with all the details is the company’s CEO, Pat Altavilla. Thank you so much for being with us. Very excited that you could be on with us today. I know all about your products and an exciting time for rejuvenation. Tell me a little bit about why now and what the goals are here.
Pat Altavilla	Why now? Because it’s a – we are truly at an inflection point. The company over the last 18 months has really built out a comprehensive portfolio of regenerative aesthetics products and we are very excited about that and we are truly at that inflection point; that’s why now.
Nicole Petallides	Absolutely and as I looked through your products the Bellafill seems to be getting all the hype as this filler can last for years, right?
Pat Altavilla	Up to 5 years - we have a 5 year indication from the FDA. Very exciting.
Nicole Petallides	Yeah, I’m sure it is. So, as you move forward with this merger, what are the expectations right now. You have VHAQ which is Vivian Health and then eventually you will be Renew – that will be the new ticker symbol upon closing. What’s the timing right now, the expectations?
Pat Altavilla	The expectation is that the merger will close sometime in the first half of this year.
Nicole Petallides	And when you look at what’s going on in the world of rejuvenation, the part that is so exciting about Suneva in particular is that it’s immediate results. It’s noninvasive. Right? Tell me a little bit about the company and your enthusiasm about it.
Pat Altavilla	Well Suneva is a great company that has been building its portfolio over the last 18 months. We started the Pandemic with a simple product in our portfolio and we have been very purposeful about the products that we’ve brought on. We wanted these products to really meet the patient’s needs, really throughout each decade of life, and – from 20’s to 90’s – and each of our products offers something a little bit different. We fundamentally built the portfolio on 4 basic pillars: structure, volume, lift and rejuvenation. And our product portfolio really answers every one of those needs, So we really have a fulsome portfolio to offer to our practices.

Nicole Petallides	Yeah, it certainly sounds like you have the right stuff needed for each decade of life. That being said this is in-office, non-invasive and that’s the easy part of it. It’s fast, it’s quick, it lasts, as I was reading through your notes. And, is this in, throughout the United States of America? What are the expansion plans? Where are you most prevalent.
Nicole Petallides	We, traditionally, in aesthetic medicine you have what we call the aesthetics smile across the United States. But truthfully, the amazing part of our product offering is we really meet the needs of every patient across the country and truly around the world. Regenerative aesthetics is truly a growing market opportunity and that’s what we intend to conquer with our portfolio, and, I think when you really look at the ways Suneva has established its portfolio, has been truly focused on, how do we make sure we get patients natural long-lasting clinical outcomes? And our physicians have truly responded well to our portfolio and it’s been a very exciting time for the organization.
Nicole Petallides	And what, and as we look at this, I mean, there must be parts that are very surprising to you or exciting when you think about how this world of rejuvenation has grown over the last decade, right? I mean, it used to be, 10 years ago everybody just, 15 years ago, everybody just ran for a face lift. Now, what is available is completely different.
Pat Altavilla	I completely agree and I’ve been in this industry now for 34 years, so I have followed the ebb and flow of the way the industry has grown and it’s been remarkable to really see that gravitational pull because our lifestyles are very busy and the thought process of having a lot of downtime is difficult. And I think what we offer is really quick procedures that allow people to get back into the work world very quickly. And, after all, with the pandemic, we certainly have spent a lot of time on Zoom, so we get to see ourselves every day whether we like it or not.
Nicole Petallides	Yeah, absolutely and you want to look good in doing so. So you will be trading at the New York Stock Exchange under the ticker symbol RNEW: R N E W. I should be very specific with the ticker symbol. Obviously the New York Stock Exchange, you know, was originally the financial capital of the world. Why at the NYSE, obviously an exciting time on the corner of Wall and Broad.
Pat Altavilla	Yes, it’s very exciting for us. We have found the. The very exciting thing for us is that we have found a real partnership with Viveon. The two companies think very much alike. So it’s actually afforded us a wonderful opportunity. Jagi Gill, who is the Chairman, excuse me, is the Chief Executive Officer of Viveon will actually join our board and that will be very meaningful to us. So, we look forward to this opportunity to have this partnership further enhance what, we are excited about this because it is such a perfect fit with the two companies.
Nicole Petallides	And Pat, we thank you so much. Everybody always wants to look and feel their best and you’re helping everybody do that. Right now with Suneva, thank you and we look forward to hearing from you again as this really moves forward throughout the year. Pat, thank you so much. Pat Altavilla, of Suneva Thank you CEO, Suneva Medical, thank you.